UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )

Ra Medical Systems, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

74933X104

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐Rule 13d-1(b)

☐Rule 13d-1(c)

☒Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

CUSIP No. 74933X104

1.	Names of reporting persons Martin Burstein
2.	Check the appropriate box if a member of a group (See Instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole voting power 30,333 shares of Common Stock (1)
	6.	Shared voting power 1,954,500 shares of Common Stock (2)
	7.	Sole dispositive power 30,333 shares of Common Stock (1)
	8.	Shared dispositive power 1,954,500 shares of Common Stock (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,984,833 shares of Common Stock (3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 15.6% (4)
12.	Type of Reporting Person (See Instructions) IN
(1)	Consists of options to purchase 30,333 shares of common stock held by Martin Burstein that are exercisable within 60 days of December 31, 2018.
(2)

Consists of 1,604,500 shares of Common Stock held of record by Martin Burstein Living Trust dated January 28, 2002 (“Burstein Trust”) and 350,000 shares of Common Stock held of record by Karen Jorgensen Burstein Family Trust Dated November 10, 2000  (“Family Trust”).  Martin Burstein, a former member of the Issuer’s board of directors, is the sole trustee of the Burstein Trust, and Mr. Burstein’s wife is the sole trustee of the Family Trust.

(3)

Consists of 1,604,500 shares of Common Stock held of record by the Burstein Trust, 350,000 shares of Common Stock held of record by the Family Trust, and options to purchase 30,333 shares of Common Stock held by Martin Burstein that are exercisable within 60 days of December 31, 2018.  Martin Burstein, a former member of the Issuer’s board of directors, is the sole trustee of the Burstein Trust, and Mr. Burstein’s wife is the sole trustee of the Family Trust.

(4)	This percentage is calculated based upon 12,689,251 shares of the Issuer’s Common Stock outstanding on November 5, 2018, based on information publicly disclosed by the Issuer.

Item 1.

(a) Name of Issuer:

Ra Medical Systems, Inc.

(b) Address of Issuer’s Principal Executive Offices:

2070 Las Palmas Drive
Carlsbad, California 92011

Item 2.

(a) Name of Person Filing:

Martin Burstein

(b) Address of Principal Business Office or, if none, Residence:

Martin Burstein
c/o Ra Medical Systems,, Inc.
2070 Las Palmas Drive
Carlsbad, California 92011

(c) Citizenship:

United States

(d) Title of Class of Securities:

Common Stock, $0.0001 par value per share.

(e) CUSIP Number:

74933X104

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

The following information with respect to the ownership of the Common Stock by the Reporting Person filing this statement on Schedule 13G is provided as of December 31, 2018 and is based on 12,689,251 shares of the Issuer’s common stock outstanding as of November 5, 2018, based on information publicly disclosed by the Issuer.

(a) Amount Beneficially Owned:

1,984,833 (1)

(b) Percent of Class:

15.4% (2)

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

30,333 (2)

(ii) Shared power to vote or to direct the vote:

1,954,500 (3)

(iii) Sole power to dispose or to direct the disposition of:

30,333 (2)

(iv) Shared power to dispose or to direct the disposition of:

1,954,500 (3)

(1)

Consists of 1,604,500 shares of Common Stock held of record by the Burstein Trust, 350,000 shares of Common Stock held of record by the Family Trust, and options to purchase 30,333 shares of Common Stock held by Martin Burstein that are exercisable within 60 days of December 31, 2018.  Martin Burstein, a former member of the Issuer’s board of directors, is the sole trustee of the Burstein Trust, and Mr. Burstein’s wife is the sole trustee of the Family Trust.

(2)	Consists of options to purchase 30,333 shares of common stock held by Martin Burstein that are exercisable within 60 days of December 31, 2018.
(3)

Consists of 1,604,500 shares of Common Stock held of record by the Burstein Trust and 350,000 shares of Common Stock held of record by the Family Trust.  Martin Burstein, a former member of the Issuer’s board of directors, is the sole trustee of the Burstein Trust, and Mr. Burstein’s wife is the sole trustee of the Family Trust.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2019

Date

By: /s/ Martin Burstein
Print Name: Martin Burstein